Mail Stop 4561

April 11, 2008

Mr. Joseph Macnow
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re:** **Vornado Realty Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 1-11954**

Dear Mr. Macnow:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Note 3. Acquisitions and Dispositions, page 145

1. Please tell us why you have only included pro forma information for the acquisition of 1290 Avenue and 555 California, which appears to represent approximately 50% of your acquisitions in 2007. For reference see paragraphs 54 and 55 of SFAS 141.

<u>1290 Avenue of the Americas and 555 California Street, page 146</u>

2.   Please clarify for us how you allocated the purchase price of this acquisition to the assets and liabilities acquired by reconciling the purchase price allocation table on page 147 to the disclosed purchase price of approximately $1.8 billion. Given your disclosure, it appears you did not allocate any of the purchase price to net working capital acquired.

<u>H Street Building Corporation, page 148</u>

3.   Please provide us with a detailed analysis of the transactions that led you to record the deferred tax liabilities of $220 million, and your basis for recording this amount as income tax benefit income during 2008. Please tell us how this amount was calculated, and how much expense was recognized related to these deferred tax liabilities in each of the last three years.

<u>6. Investments in Partially Owned Entities, page 156</u>

<u>Toys "R" Us, page 156</u>

4.   Please tell us how you have evaluated your investment in Toys "R" Us for impairment, given their losses and store closures in recent years. Additionally, clarify for us how a significant portion of your share of restructuring and other charges during 2006 had no income statement impact as a result of purchase accounting.

<u>The Lexington Master Limited Partnership..., page 158</u>

5.   Please tell us how you have determined that the decline in the value of your investment in the Lexington Master Limited Partnership is not other than temporary. Given your share ownership, it appears the share price of Lexington MLP would have to reach $19.43/sh in order to support the carrying amount of the investment on your consolidated balance sheet as of December 31, 2007, a price which seems to significantly exceed the partnership's historical share value.

<u>13. Leases, page 181</u>

<u>Former Bradlees Locations, page 181</u>

6.   Please clarify for us whether you have recognized any part of the $25,400,000 due from Stop & Shop as revenue in your consolidated statements of income, and if so, if you have reserved any portion of these receivables.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief